Annual Report

Cover Page

Name of issuer:

Cloud DX, Inc

Legal status of issuer:

Form: Corporation

Jurisdiction of Incorporation/Organization: DE

Date of organization: 9/15/2014

Physical address of issuer:

20 Jay Street
Brooklyn NY 11201

Website of issuer:

https://www.clouddx.com

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Current number of employees:

40

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$1,579,346.00	$1,550,060.00
Cash & Cash Equivalents:	$223,426.00	$43,250.00
Accounts Receivable:	$416,841.00	$122,398.00
Short-term Debt:	$390,220.00	$479,191.00
Long-term Debt:	$1,341,030.00	$46,000.00
Revenues/Sales:	$996,674.00	$124,476.00
Cost of Goods Sold:	$261,990.00	$112,369.00
Taxes Paid:	$0.00	$0.00
Net Income:	($3,300,045.00)	($4,070,538.00)

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

Cloud DX, Inc

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☐ Yes ☑ No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined as Director
Brad Miller	CEO of Advantec Global	Advantec Global Inc	2015
Dr David Widman	Retired physician	Retired	2017
Dr Sandeep (Sonny) Kohli	Physician	Oakville Trafalgar Hospital	2014
Anthony Kaul	COO	Cloud DX, Inc	2014
Robert Kaul	CEO	Cloud DX, Inc	2014

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
Michele Middlemore	CFO	2016
Dr Sandeep (Sonny) Kohli	Chief Medical Officer	2014
Anthony Kaul	COO	2014
Robert Kaul	President	2014
Robert Kaul	CEO	2014

For three years of business experience, refer to Appendix D: Director & Officer Work History.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering

No principal security holders.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

RISK FACTORS

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

CLOUD DX, INC. (the "Company" or "Cloud DX") was founded in 2014 to develop and commercialize a set of technologies collectively called Cloud Diagnostics®. Cloud DX manufactures the FDA-cleared Pulsewave® blood pressure monitor, a virtual medical device that records a pulse wave signal from the wrist, uploads it to the cloud, and derives medically accurate biological readings that can be securely accessed from any browser. Our next-generation Vitaliti™ Platform is an advanced set of health monitors including a wearable device that continuously records movement, body position, ECG, oxygen saturation, core temperature, respiration & heart rate. In April 2017, the Vitaliti platform by Cloud DX was named the first-ever Bold Epic Innovator Award winner in the Qualcomm Tricorder XPRIZE, one of 3 winning submissions out of an original field of over 300. Given the early stages of the Company's development and other risks identified herein with respect to the Company (see "Risk Factors" below), any investment in Cloud DX is highly speculative, involves a high degree of risk and should be made only by persons who can afford the risk of loss of their entire investment. No assurances can be given that the Company will find future investors or other partners or be able to find a suitable exit opportunity or that you will ultimately realize any return on your investment in the Company.

The following factors should be carefully
considered before purchasing any securities in this offering. The inclusion of certain risk factors in this business overview does not imply the absence of other risks inherent in an investment in Cloud DX.

Cloud DX is an Early Stage Company: An investment in Cloud DX is risky because its business model and certain key development stage products are unproven and may never prove to be successful or generate any significant revenues or profits. Because of the early stage of Cloud DX's business, it is impossible to predict with any precision its future operating results.

Significant Losses: Cloud DX does not expect to generate any profit for the near future and will continue to incur significant operating losses while it continues further research and development, pursues regulatory approvals and commercialization of its products and further implements its business plans. Cloud DX has an untested business model and inherently unknowable financial prospects that must be considered in light of the risks, expenses and difficulties frequently encountered by companies in their early stage of development, particularly companies in evolving markets such as medical devices.

Certain Products of Cloud DX are in the Research and Development Stage: All of the research to date on Cloud DX's potential Vitaliti™ products is in the early stages, with limited clinical data, and no assurances can be given that the preliminary data will ultimately be validated or lead to successful commercial products.

Equity Dilution: Whether Cloud DX can continue as a going concern will likely depend upon its ability to raise additional capital and ultimately reach profitability. Additional capital, beyond that raised in this Offering and otherwise by Cloud DX through its currently contemplated financing, will likely be required for Cloud DX to have the opportunity to reach profitability or an exit event.

The acquisition of capital in further rounds of financing by Cloud DX may include the sale of additional equity which may dilute prior investors, including you, and could have a material adverse effect on your ownership position in Cloud DX.

Need for Additional Financing: Because of the costs associated with research and development, conducting clinical trials and pursuing regulatory approvals with the FDA, Cloud DX anticipates that it will continue to generate significant operating losses for the near future. Cloud DX will require additional financing to fund its operating losses and among other things, continue product development and testing, pursue regulatory approvals, develop sufficient marketing and distribution networks, create a sufficient network of trained doctors capable of using its products, purchase fixed assets and pay salaries and other operating expenses and expand manufacturing capabilities and create inventory. These costs are essential in order to continue the implementation of Cloud DX's business plans and to ultimately develop substantial market acceptance. Additional financing for Cloud DX may not be available to Cloud DX on satisfactory terms, or may not be available at all. Inability to receive such financing could have a material adverse effect on your investment in Cloud DX, as well as on Cloud DX's business plans, results of operations, and financial condition. Any such financings may also be on terms, including a price, more favorable than those offered to you in this offering.

Broad Discretion in Use of Proceeds; Application of Proceeds: Cloud DX, through its board of directors, will have broad discretion as to the application of amounts received from investors who purchase interests in this offering. Investors may not have the opportunity to investigate personally the relevant economic, financial and other information that will be used by management to determine the application of such proceeds or to select or monitor business opportunities.

Key Personnel: Cloud DX's success depends, to a large degree, upon the efforts of the management of Cloud DX, the loss of whose services could have an adverse effect on your investment in Cloud DX. If Cloud DX loses the services of any of its officers or key employees, there can be no assurance that it would be able to employ qualified persons on acceptable terms to replace them.

An Investment in Cloud DX is a Long-Term Investment: The return of capital and the realization of gains, if any, from an investment in Cloud DX will occur only upon sale, licensing or other significant liquidity transaction, or the company obtaining meaningful profitability. It is not expected that any such transaction will occur until after the passage of a significant length of time. Prior to such time, there will be no current return on an investment in Cloud DX.

Limited Ability to Liquidate: Investors in this offering will be limited in their ability to liquidate their investment in Cloud DX. There presently is no market, public or private, for securities of Cloud DX, and none is expected to develop in the foreseeable future. There can be no assurance that a trading market will ever develop or be maintained for these securities. Even if a public market does develop for Cloud DX, such securities may only be resold pursuant to an effective registration statement under federal and applicable state securities laws or exemptions therefrom. Cloud DX currently has no obligation to, and makes no representations that it ever will, register any of its securities. As a result, investors in this offering will be expected to bear the economic risk of an investment in Cloud DX for an indefinite time period.

Regulatory Delays: A substantial delay or denial in the approval by the FDA or other negative regulatory processes or limitations on Cloud DX's abilities to test or market its products consistent with their intended uses, could result in a material adverse effect on Cloud DX's business plans, results of operations, and financial conditions, as well as your investment in Cloud DX.

Product Liability: Product liability claims could have a material adverse effect on Cloud DX's financial condition. In most jurisdictions, producers of medical products are strictly liable for personal injuries caused by their products. Accordingly, in the future, Cloud DX may be subject to claims for personal injuries arising out of the use of its products. Cloud DX has secured a recommended amount of liability insurance coverage; however, no assurance can be given that such insurance will be sufficient to protect the company from all potential damages arising from its products. In addition, there can be no assurance, regardless of the availability of product liability insurance, that Cloud DX will be adequately protected from the claims that may be brought against it. A successful, uninsured or underinsured product liability claim could have a material adverse effect on Cloud DX and your investment therein.

Market Competition: Competitive developments could have a material adverse effect on the ability of Cloud DX to generate revenues and become profitable. The industries in which Cloud DX operates are constantly evolving and scientific advances are expected to continue at a rapid pace. This results in intense competition among companies operating in these industries. Other larger companies may have, or may be developing, products that compete with Cloud DX's technologies. This competition may significantly limit market acceptance of such technologies, or render them obsolete. Cloud DX's technical and/or business competitors, in the U.S. and abroad, are expected to include medical device firms, universities and charitable and government institutions. Numerous other companies funded by venture capital and private equity investors, have been and continue to vigorously pursuing products competitive with the Cloud DX products. Many of these competitors have significantly greater research and development capabilities than Cloud DX, as well as substantial marketing, financial, and managerial resources. Current and longterm competitive developments may have a material adverse effect on Cloud DX's business plans, results of operations, and financial condition. Products developed by these companies and others could supplant or render obsolete the Cloud DX products which could have a material adverse effect on your investment in Cloud DX.

Dependence Upon on Intellectual Property: Cloud DX is engaged in business activities in fields in which intellectual property rights are asserted frequently and must be managed diligently. The ability of Cloud DX to compete effectively depends on success in protecting its proprietary technology, both in the U.S. and abroad. Aside from intellectual property that is formally registered, there can be no assurance that any of these rights are protectable, will be determined to be valid, or will be enforceable or effective to prevent others from developing competing products or methods. A successful challenge to the validity of these rights could have a material adverse effect on investment in Cloud DX. Uncertain ability to avoid claims of infringement of other parties' intellectual property rights may also have a material adverse effect on Cloud DX's ability to meet the standards set forth in its business plan. Any litigation in which Cloud DX becomes involved, either as a plaintiff or defendant, will be costly regardless of the merits of the case and Cloud DX may not have sufficient resources to withstand any such case, the result of which could have a material adverse effect on your investment, whether or not Cloud DX is successful in any such case.

Reliance on Novel Technologies: The investment intentions of Cloud DX presently include investments in innovative medical technologies. Therefore, Cloud DX's present and future abilities to continue as going concerns are based primarily on the ultimate market acceptance of such novel technologies. Even if Cloud DX receives U.S. Food and Drug Administration ("FDA") clearance for such novel technologies, such technologies will represent new devices and new methods of treatment. These devices and methods may not gain any significant degree of market acceptance among physicians, health care payers, or patients. Acceptance of these technologies will depend upon their continued safety and effectiveness, their relative performance, the rate and severity of complications related to the technologies compared to other market approved products, and their relative cost effectiveness compared to other treatment alternatives.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Michele Middlemore is a part-time officer. As such, it is likely that the company will not make the same progress as it would if that were not the case.

Ownership and Capital Structure

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Common Stock	10,000,000	1627925	Yes

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion
Warrants:	
Options:	300,000

24. Describe the material terms of any indebtedness of the issuer:

Loan

Lender	B&M Miller Equity Holdings Inc
Issue date	05/15/15
Amount	$521,428.00
Outstanding principal plus interest	$496,969.62 as of 12/31/19
Interest rate	5.0% per annum
Maturity date	03/31/20
Current with payments	Yes

Brad Miller is a director of Cloud DX.

25. What other exempt offerings has the issuer conducted within the past three years?

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds
7/2016	Regulation D, Rule 506(b)	Common stock	$2,000,000	General operations
7/2017	Regulation D, Rule 506(b)	Common stock	$1,000,000	General operations
4/2018	Regulation D, Rule 506(b)	Convertible Note	$4,300,000	General operations
11/2018	Regulation D, Rule 506(b)	Convertible Note	$914,000	General operations
1/2019	Regulation D, Rule 506(b)	Convertible Note	$252,000	General operations
5/2019	Regulation Crowdfunding	Priced Round	$154,055	General operations
9/2019	Regulation D, Rule 506(b)	Convertible Note	$1,739,392	General operations
12/2019	Regulation D, Rule 506(b)	Common stock	$895,385	General operations

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or (4) any immediate family member of any of the foregoing persons.

☑ Yes
☐ No

For each transaction specify the person, relationship to issuer, nature of interest in transaction, and amount of interest.

Name	B&M Miller Equity Holdings Inc
Amount Invested	$100,000.00
Transaction type	Loan
Issue date	01/01/19
Outstanding principal plus interest	$100,000.00 as of 01/24/19
Interest rate	8.0% per annum
Maturity date	05/30/19
Outstanding	Yes
Current with payments	Yes
Relationship	Brad Miller is a Cloud DX board director

Related party loan.

Name	B&M Miller Equity Holdings Inc
Amount Invested	$521,428.00
Transaction type	Loan
Issue date	05/15/15
Outstanding principal plus interest	$578,105.00 as of 11/29/18
Interest rate	9.0% per annum
Maturity date	09/15/19
Outstanding	Yes
Current with payments	Yes
Relationship	Brad Miller is a director of Cloud DX

Related party.

Name	Tracy Gard
Amount Invested	$35,000.00
Transaction type	Convertible note
Issue date	10/15/18
Interest rate	6.0% per annum
Discount rate	25.0%
Maturity date	07/15/23
Valuation cap	$90,000,000.00
Relationship	Dr Gard is spouse of CEO Robert Kaul

This is a convertible promissory note. It will automatically convert to common shares if the company completes an equity raise of over $5M or completes a liquidity event.

Name	ARK Ventures Inc.
Amount Invested	$11,000.00
Transaction type	Convertible note
Issue date	10/15/18
Interest rate	6.0% per annum
Discount rate	25.0%
Maturity date	07/15/23
Valuation cap	$90,000,000.00
Relationship	ARK is owned by CEO Robert Kaul

This is a convertible promissory note. It will automatically convert to common shares if the company completes an equity raise of over $5M or completes a liquidity event.

Name	Dr Sandeep Kohli
Amount Invested	$20,000.00
Transaction type	Convertible note
Issue date	01/15/19
Interest rate	9.0% per annum
Discount rate	0.0%
Maturity date	06/30/23
Uncapped note	Yes
Relationship	Director and Officer

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

☑ Yes
☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Cloud DX creates easy-to-use medical devices and mobile apps that help people get medical care at home. As of January 2019, our Connected Health solution became reimbursed by US Medicare, that means over 19 million US Medicare patients are now eligible to receive Remote Patient Monitoring at no cost, or with a small co-pay. We have won many awards for innovation, including Bold Epic Innovator in the Qualcomm Tricorder XPRIZE and we have received 100% patient satisfaction in 3rd party surveys.

In addition to making cool new medical devices, we're a data science company. Our scientists are clinically validating machine learning algorithms to analyze signals from our consumer-friendly Vitaliti™ wearable to improve healthcare outcomes. Companies that offer unique ways to collect and measure clinically accurate data have seen recent valuations of ~$200M to ~$750M or more. In <5 years we imagine that a >10x exit from here is possible (although we can't guarantee it).

Milestones

Cloud DX, Inc was incorporated in the State of Delaware in September 2014.

Since then, we have:

- Winner of Tricorder XPRIZE "Bold Epic Innovator" and Fast Company "World Changing Idea" 2018 among other awards
- We have raised over $13 million so far, without Venture Capital. We are financed by our customers!
- Our Connected Health kits include futuristic FDA-cleared devices and software that doctors give patients to remotely monitor their health. The upcoming Vitaliti wearable monitors your major vital signs in real time at hospital level accuracy, to improve recovery after surgery (among many other potential uses)
- Our sales are growing both in the USA and Canada, with projects starting in 2019 in Africa and the Middle East
- The Cloud DX Intellectual Property portfolio includes 9 patents or patents pending & is growing

Historical Results of Operations

- *Revenues & Gross Margin.* For the period ended December 31, 2019, the Company had revenues of $996,674 compared to the year ended December 31, 2018, when the Company had revenues of $124,476. Our gross margin was 73.71% in fiscal year 2019, compared to 2.5% in 2018.
- *Assets.* As of December 31, 2019, the Company had total assets of $1,579,346, including $223,426 in cash and marketable securities. As of December 31, 2018, the Company had $1,550,060 in total assets, including $43,250 in cash.
- *Net Loss.* The Company has had net losses of $3,300,045 and net losses of $4,070,538 for the fiscal years ended December 31, 2019 and December 31, 2018, respectively.
- *Liabilities.* The Company's liabilities totaled $1,341,030 for the fiscal year ended December 31, 2019 and $47,714 for the fiscal year ended December 31, 2018.

Related Party Transaction

Refer to Question 26 of this Form C for disclosure of all related party transactions.

Liquidity & Capital Resources

To-date, the company has been financed with $621,428 in debt, $5,482,500 in equity, and $7,685,828 in convertibles.

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 2 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 6 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

Cloud DX, Inc cash in hand is $200,000, as of May 2020. Over the last three months, revenues have averaged approx. approx. $197,000/month, cost of goods sold has averaged approx. $98,000/month, and operational expenses have averaged approx. $243,000/month, for an average burn rate of $144,000 per month.

In March 2020 Cloud DX began to see an increase in contracts and orders due to the COVID pandemic. From March 15 to May 15, 2020 the company has signed ~15 new contracts valued at up to $1.7 million. Also the company has been awarded approximately $2 million in government grants for COVID-related projects primarily from Canadian government sources. In the United States the Company received a $12,895 Payroll Protection Plan (PPP) forgivable loan from the Small Business Administration.

The company expects that 'new contracts signed' will continue to grow throughout 2020 due to increases in demand for virtual care driven by the COVID pandemic. Revenue is expected in increase substantially due to these new contracts. Expenses are expected to increase as the company expands sales and marketing activities, funded in part by government grants. One grant for ~$1.3 million from the Canadian government will support the establishment of a manufacturing center in Ontario Canada, where the company will complete the assembly of newly introduced medical devices including the Pulsewave 2 blood pressure and breathing rate monitor.

The Company intends to raise up to $4 million in new Convertible Debt in 2020, from existing and new accredited investors.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and

- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

All information presented to investors hosted on Wefunder.com is available in Appendix A: Business Description & Plan.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

https://clouddx.com/invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix C: Financial Statements

Financials 1
Financials 2

Appendix D: Director & Officer Work History

Anthony Kaul
Brad Miller
Dr David Widman
Dr Sandeep (Sonny) Kohli
Michele Middlemore
Robert Kaul
Appendix E: Supporting Documents

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The following documents will be filed with the SEC:

Cover Page XML

Offering Statement (this page)

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

- Cloud DX Subscription Agreement $29
- Cloud DX Subscription Agreement $30

Appendix C: Financial Statements

- Financials 1
- Financials 2

Appendix D: Director & Officer Work History

- Anthony Kaul
- Brad Miller
- Dr David Widman
- Dr Sandeep (Sonny) Kohli
- Michele Middlemore
- Robert Kaul

Appendix E: Supporting Documents

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Annual Report and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Cloud DX, Inc

By

Robert Kaul

Founder & CEO

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Annual Report and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

Michele Middlemore
CFO
5/28/2020

Robert Kaul
CEO
5/28/2020

Sandeep Kohli
Chief Medical Officer
5/27/2020

Brad Miller
Director
5/27/2020

David Widman
Director
5/26/2020

Robert Kaul
Founder & CEO
5/26/2020

The Annual Report must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.